Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions except ratios)	Nine Months Ended September 30, 2016	Year Ended December 31,

		2015	2014	2013	2012	2011
Income (Loss) from continuing operations before income taxes (a)	$(2,331)	$(2,099)	$(261)	$(207)	$(339)	$727
Fixed charges:
Interest expense (b)	368	474	507	524	492	462
Capitalized Interest	—	1	5	4	10	10
Interest factor portion of rentals (c)	69	114	132	131	111	81

Total fixed charges	437	589	644	659	613	553
Less: Capitalized Interest	—	(1)	(5)	(4)	(10)	(10)
Earnings before income taxes and fixed charges	$(1,894)	$(1,511)	$378	$448	$264	$1,270

Ratio of earnings to fixed charges (d)	—	—	—	—	—	2.30

(a)	Income from continuing operations before income taxes has been adjusted to include only distributed income of less-than-fifty-percent-owned persons.
(b)	Interest expense consists of interest expense incurred from continuing operations and amortization of debt issuance costs.
(c)	Interest factor portion of rentals is estimated to be one-third of rental expense.
(d)	For the nine months ended September 30, 2016 and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, earnings, as defined, before fixed charges were inadequate to cover fixed charges by $2.3 billion, $2.1 billion, $266 million, $211 million and $349 million, respectively.